Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For February 25, 2005

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

NEWS RELEASE

Board of directors

The board of Gallaher Group Plc announces the appointment of James Hogan, president and chief executive officer of Gulf Air, as a non-executive director to the Group board from 3rd May 2005. The board will unanimously recommend his election by shareholders at the Company’s annual general meeting (“AGM”) on 11th May 2005.

The board also announces that Tony Portno has informed the board that he will not be seeking re-election as a director of the Company at Gallaher’s forthcoming AGM, and, therefore, he will retire from the Group board at the conclusion of that meeting.

John Gildersleeve, chairman, said: “I am delighted to welcome James Hogan to the board. My fellow directors and I look forward to benefiting from James’ extensive international experience across a wide range of disciplines.

“Tony Portno joined the board ahead of demerger in 1997, and has assisted greatly in the successful development of Gallaher’s operations since that time. I thank Tony for his valuable contribution, and all of us at Gallaher wish him well in the future.”

25th February 2005

For further information, contact:

Claire Jenkins, Director, Investor Relations	Tel: 01932 859 777

Anthony Cardew, Cardew Group	Tel: 020 7930 0777

Notes to Editors

–	James Hogan (aged 48) is president and chief executive officer of Gulf Air. Following a series of operational and commercial roles in the airline industry, Mr Hogan joined Hertz Corporation in 1984. Initially based in his native Australia, he moved to the UK in 1991 as director, sales and reservations (Europe, Middle East and Africa), and then director, sales and field marketing for the same regions. In 1995, Mr Hogan joined Hertz Corporation executive management committee when he was appointed vice president, marketing and sales with responsibility for central and country marketing and sales activities across 75 countries. Mr Hogan joined Granada Group in 1998 as worldwide sales director, Forte and Le Meridien hotels and resorts, where he sat on the board of Forte Hotels. In 1999, Mr Hogan was appointed to the board of bmi as chief operating officer, where he had responsibility for: flight and ground operations; marketing and sales; commercial, airport and in-flight services; and, engineering and handling services companies. Mr Hogan returned to Australia in 2001 before joining Gulf Air in 2002. Since joining Gulf Air, Mr Hogan has successfully restructured the business, growing services and passenger numbers and significantly strengthening the balance sheet. In June 2004, Gulf Air was named winner of the ‘Excellence in Quality Improvement’ category in the Skytrax Airline Excellence Awards (the world’s largest survey of airline passengers’ attitudes).

–	The board confirms that an external search consultancy performed key services in the recruitment of Mr Hogan, and having regard to the provisions of paragraph A.3.1 of the new combined code (“code”), the board, based upon recommendations from the nomination committee, has determined that Mr Hogan satisfies the independence criteria of the code.

–	Gallaher Group Gallaher Group Plc, the international tobacco manufacturing and wholesale company with headquarters in the UK, has leading positions in Austria, Germany, Kazakhstan, Republic of Ireland, Russia, Sweden and the UK. Gallaher's comprehensive brand portfolio includes Benson & Hedges, Silk Cut, Mayfair, Sovereign, Sobranie, Dorchester, Troika, LD, Memphis, Meine Sorte, Ronson, Blend, Hamlet, Old Holborn, Amber Leaf and Condor.

The Group employs over 11,000 people, with manufacturing plants in Austria, Kazakhstan, Poland, Romania, Russia, Sweden, Ukraine and the UK. Gallaher's shares are listed on the London Stock Exchange and its ADRs are traded on the New York Stock Exchange.

Information required on the appointment of a new director

James Hogan

1)	Details of all directorships held by the director in any other publicly quoted company and the names of all companies and partnerships of which such person has been a director or partner at any time in the previous five years.

–	Australian Business in Europe Ltd

–	British Midland Airways Limited

–	British Midland Regional Limited

–	Forte Hotels Ltd

–	Springboard Charitable Trust

2)	Details of any: unspent convictions in relation to indictable offences; bankruptcies or individual voluntary arrangements; receiverships, compulsory liquidations, creditors’ voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangements with its creditors generally or any class of its creditors of any company where such person was a director with an executive function at the time of or within 12 months preceding such events; compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where such person was a partner at the time of or within the 12 months preceding such events; receiverships of any asset of such person or of a partnership of which the person was a partner at the time of or within the 12 months preceding such event; and, public criticisms of such person by statutory or regulatory authorities (including recognised professional bodies) and whether such person has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

None.

3)	Details of any actual or beneficial interest in Gallaher Group Plc and/or any of its associated companies.

None.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Jacky Stockman
	Name:	Jacky Stockman
Date: February 25, 2005	Title:	Programme Manager Investor Relations